Exhibit 99.1

              FINANCIAL FEDERAL CORPORATION REPORTS
           FOURTH QUARTER AND FISCAL YEAR 2008 RESULTS

NEW YORK, NY: September 24, 2008 - Financial Federal Corporation (NYSE: FIF) today announced results for its fourth quarter and fiscal year ended July 31, 2008. Net income for the quarter decreased 5% to $12.1 million from $12.7 million in the fourth quarter of fiscal 2007. Diluted earnings per share decreased by 2% to $0.49 from $0.50. Finance receivables originated during the quarter were $208 million compared to $297 million in the fourth quarter of fiscal 2007.

Net income was $50.1 million in fiscal 2008 and 2007. Diluted earnings per share increased by 6% to $2.01 from $1.90. Finance receivables originated were $924 million in fiscal 2008 compared to $1.21 billion in fiscal 2007. Finance receivables outstanding decreased 9% to $1.94 billion at July 31, 2008 compared to $2.13 billion at July 31, 2007.


Paul R. Sinsheimer, Chairman and CEO, said: "I am proud to report record earnings and earnings per share for fiscal 2008 and that we increased our available liquidity to over $350 million. These achievements are outstanding considering the continuing extreme turmoil in the capital markets and sluggish economic conditions. We are positioned to seize opportunities that may arise in the aftermath of this difficult environment."


Steven F. Groth, CFO, added: "Our sound underwriting practices and conservative capital structure continue to lead us through this difficult economic time. Our asset quality is holding up well, our liquidity is at an all-time high and we have a healthy return-on-equity with low leverage. Not many financial institutions can currently make these statements."


Asset Quality
Asset quality has been declining due to economic conditions but remained favorable in the fourth quarter of fiscal 2008:
   * Net charge-offs were $1.2 million or 0.24% (annualized) of average finance receivables compared to $1.0 million or 0.19% for the quarter ended April 30, 2008 and $123,000 or 0.02% for the quarter ended July 31, 2007.
   * Non-performing assets were 2.41% of finance receivables at July 31, 2008 compared to 2.01% at April 30, 2008 and 0.99% at July 31, 2007.
   * Delinquent receivables (60 days or more past due) were 1.18% of total receivables at July 31, 2008 compared to 1.14% at April 30, 2008 and 0.46% at July 31, 2007.

Net charge-offs were $3.2 million or 0.16% of average finance receivables for fiscal 2008 compared to $108,000 or 0.01% for fiscal 2007.

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Other Financial Highlights
   * Net interest margin improved to 5.67% in the fourth quarter from 5.08% in the fourth quarter of fiscal 2007 and improved to 5.48% in fiscal 2008 compared to 5.15% in fiscal 2007 because of decreases in short-term market interest rates. The net yield on our finance receivables declined to 8.82% in the fourth quarter from 9.25% in the fourth quarter of fiscal 2007 and our cost of debt declined to 4.15% from 5.35%. The net yield declined to 9.14% in fiscal 2008 from 9.25% in fiscal 2007 and our cost of debt declined to 4.75% from 5.36%.
   * The provision for credit losses was $1.3 million in the fourth quarter and $4.0 million in fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, delinquencies and non-performing assets. No provisions were recorded in fiscal 2007.
   * Salaries and other expenses increased by 9% to $7.0 million in the fourth quarter from $6.5 million in the fourth quarter of fiscal 2007. The efficiency ratios were 25.0% and 23.8% and the expense ratios were 1.42% and 1.21% in the fourth quarter of fiscal 2008 and 2007, respectively. Salaries and other expenses increased 10% in fiscal 2008 to $27.3 million from $24.9 million in fiscal 2007. The efficiency ratios were 24.2% and 23.4% and the expense ratios were 1.33% and 1.21% in fiscal 2008 and 2007, respectively. Expenses increased mostly because of higher non-performing asset costs.
   * Return on equity declined to 11.8% for the fourth quarter compared to 13.1% for the fourth quarter of fiscal 2007, and declined to 12.5% for fiscal 2008 compared to 12.9% for fiscal 2007 as leverage decreased to 3.5 at July 31, 2008 from 4.3 at July 31, 2007.


Conference Call
The Company will host a conference call September 25, 2008 at 11:00 a.m. (ET) to discuss its fourth quarter and fiscal year results.
The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.

This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and
(vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000

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                   CONSOLIDATED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                            Three months ended            Years ended
                                     July 31,*               July 31,
                            -----------------------------------------
                                2008      2007        2008       2007
=====================================================================
Finance income               $43,737   $49,451    $188,402   $191,254
Interest expense              15,626    22,322      75,473     84,828
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables      28,111    27,129     112,929    106,426
Provision for credit losses
  on finance receivables       1,300         -       4,000          -
---------------------------------------------------------------------
  Net finance income          26,811    27,129     108,929    106,426
Salaries and other expenses    7,040     6,451      27,323     24,945
---------------------------------------------------------------------
  Income before income taxes  19,771    20,678      81,606     81,481
Provision for income taxes     7,629     7,963      31,522     31,431
---------------------------------------------------------------------
    NET INCOME               $12,142   $12,715     $50,084    $50,050
=====================================================================
Earnings per common share:
    Diluted                    $0.49     $0.50       $2.01      $1.90
    Basic                      $0.50     $0.51       $2.05      $1.94
=====================================================================
Number of shares used:
    Diluted                   24,831    25,346      24,918     26,381
    Basic                     24,435    24,733      24,454     25,813
=====================================================================
* unaudited


                CONDENSED CONSOLIDATED BALANCE SHEETS
                           (In thousands)

=====================================================================
July 31,                                       2008              2007
=====================================================================
ASSETS

Finance receivables                      $1,940,792        $2,128,353
Allowance for credit losses                 (24,769)          (23,992)
---------------------------------------------------------------------
    Finance receivables - net             1,916,023         2,104,361

Cash                                          8,232             5,861
Other assets                                 18,613             9,852
---------------------------------------------------------------------
     TOTAL ASSETS                        $1,942,868        $2,120,074
=====================================================================

LIABILITIES

Debt                                     $1,467,000        $1,660,600
Accrued interest, taxes and
  other liabilities                          60,996            71,721
---------------------------------------------------------------------
    Total liabilities                     1,527,996         1,732,321

STOCKHOLDERS' EQUITY                        414,872           387,753
---------------------------------------------------------------------
     TOTAL LIABILITIES AND EQUITY        $1,942,868        $2,120,074
=====================================================================

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